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
--------                             U.S. SECURITIES AND EXCHANGE COMMISSION                        --------------------------------
 FORM 4                                      WASHINGTON, D.C. 20549                                           OMB APPROVAL
--------                                                                                            --------------------------------
[_] Check this box if no           STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP                     OMB Number:            3235-0287
    longer subject to                                                                               Expires:          April 30, 1997
    Section 16.  Form 4    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,  Estimated average burden
    or Form 5 obligations   Section 17(a) of the Public Utility Holding Company Act of 1935         hours per response.......... 0.5
    may continue.  See         or Section 30(f) of the Investment Company Act of 1940               --------------------------------
    Instruction 1(b).
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1.  Name and Address of           2.  Issuer Name and Ticker or                     6.  Relationship of Reporting Person to Issuer
    Reporting Person                  Trading Symbol                                             (Check all applicable)

Allen        Paul         G.          Ticketmaster Group, Inc. (TKTM)                   [X] Director         [X]  10% Owner
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(Last)      (First)    (Middle)   3.  IRS or Social         4. Statement for            [X] Officer (give   ____ Other (specify
                                      Security Number of       Month/Year    5/97                    title               below)
110 110th Avenue, N.E.,               Reporting Person                                               below)
Suite 500                             (Voluntary)
--------------------------------                            ----------------------             Chairman of the Board
        (Street)                                            5.  If Amendment,                  -------------------------------
                                                                Date of Original
Bellevue     Washington  98004                                  (Month/Year)
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(City)        (State)    (Zip)          TABLE I - NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
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1.  Title of Security             2. Trans-  3. Trans-      4. Securities Acquired (A)  5.  Amount of    6. Owner-    7.  Nature of
    (Instr. 3)                       action     action         or Disposed of (D)           Securities      ship          Indirect
                                     Date       Code           (Instr. 3, 4 and 5)          Beneficially    Form:         Beneficial
                                                (Instr. 8)                                  Owned at        Direct        Ownership
                                   (Month/   -------------------------------------------    End of Month    (D) or In-    (Instr. 4)
                                     Day/                              (A) or               (Instr. 3       direct (I)
                                    Year)    Code     V     Amount     (D)       Price      and 4)          (Instr. 4)
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Common Stock, no par value per     5/20/97    S           12,283,014     D         .        12,283,014*         D
share
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.                  (Over)
                                                     (Print or Type Responses)                                      SEC 1474 (8-92)
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
 FORM 4 (CONTINUED)                TABLE II - DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                           (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)
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
1.  Title of Derivative       2. Cover-     3. Trans-   4. Trans-      5.  Number of      6. Date Exer-     7. Title and Amount of
    Security (Instr. 3)          sion or       action      action          Derivative        cisable and       Underlying Securities
                                 Exercise      Date        Code            Securities        Expiration        (Instr. 3 and 4)
                                 Price of      (Month/     (Instr. 8)      Acquired (A)      Date (Month/
                                 Deriv-        Day/                        or Disposed       Day/Year)
                                 ative         Year)                       of (D) (Instr.  ----------------------------------------
                                 Security                                  3, 4, and 5)    Date     Expira-               Amount or
                                                        --------------------------------   Exer-    tion       Title      Number of
                                                         Code    V       (A)    (D)        cisable  Date                  Shares
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
1.  Title of Derivative       8. Price            9. Number                10. Ownership            11. Nature of
    Security (Instr. 3)          of                  of                        Form of                 Indirect
                                 Deriv-              Deriv-                    Derivative               Beneficial
                                 ative               ative                     Security:                Ownership
                                 Security            Securities                Direct (D)               (Instr. 4)
                                 (Instr. 5)          Beneficially              or Indirect
                                                     Owned at                  (I)
                                                     End of Month              (Instr. 4)
                                                     (Instr. 4)
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Explanation of Responses:
 .   On May 20, 1997, Paul G. Allen entered into a Stock Exchange Agreement with HSN, Inc. (the "Stock Exchange Agreement") pursuant to which HSN, Inc. will, among other things, acquire from Mr. Allen 12,283,014 shares of common stock, no par value, of
    Ticketmaster Group, Inc. ("Ticketmaster Stock") in exchange for 7,238,507 shares of common stock, $.01 par value , of HSN, Inc.
    ("HSNi Common Stock"), subject to the possible issuance to Mr. Allen of up to 3,257,328 additional shares of HSNi Common Stock in August 1998 if the average market price of the HSNi Common Stock over certain periods prior to such time is below $29 per share. Following the consummation of the first closing, Mr. Allen will no longer own any shares of Ticketmaster Stock. The first closing under the Stock Exchange Agreement is subject to specified conditions and is anticipated to close on or about July 9,
    1997. To facilitate an orderly transition, Mr. Allen has agreed to continue to serve as Chairman of Ticketmaster Group, Inc. for a period not to exceed six months following the first closing.

Exhibit Index:

1.  Durable Special Power of Attorney, dated May 6, 1997, granted by Paul G. Allen to William D. Savoy.

** Intentional misstatements or omissions of facts constitute                        Paul G. Allen
   Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C.
   78ff(a).                                                                          By: /s/ William D. Savoy           June 9, 1997
                                                                                       -------------------------------  ------------
                                                                                       **Signature of Reporting Person      Date

Note: File three copies of this Form, one of which must be manually                    William D. Savoy,
      signed. If space provided is insufficient, see Instruction 6                     Attorney-In-Fact of Paul G. Allen
      for procedure.

                                                                                                                              Page 2
                                                                                                                     SEC 1474 (8-92)
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                                                                       Exhibit 1


                       DURABLE SPECIAL POWER OF ATTORNEY


     I, PAUL G. ALLEN, as principal, do hereby appoint WILLIAM D. SAVOY as my attorney-in-fact with full power and authority to do and perform all acts in my name, place and stead as fully as I might do and perform as principal in connection with my shareholdings of TICKETMASTER GROUP, INC, an Illinois corporation, including, without limitation, the full power and authority to (i) vote, pledge or sell such shares, (ii) in connection with any indebtedness of Starwave Corporation to me, to modify any of the terms of repayment of such indebtedness, (iii) negotiate and enter into or modify any shareholder agreement or other agreement, and (iv) execute any and all documents and other instruments reasonably necessary to effect the foregoing.

     This power of attorney shall not be affected by my disability, incapacity at law or uncertainty as to whether I am dead or alive. All acts done by my attorney-in-fact during any period of my disability or incapacity at law or uncertainty as to whether I am dead or alive shall have the same effect and inure to my benefit and bind me or my guardian, heirs, beneficiaries, devisees, legatees, personal representatives and successors as if I were alive, competent and not disabled.

     My attorney-in-fact shall have no power to act hereunder after August 1, 1997, but any act performed prior to that date shall be valid and continue to be effective regardless of this termination date.

     DATED at Bellevue, Washington, this 6 day of May, 1997.


                                        /s/ Paul G. Allen
                                        _______________________________
                                        Paul G. Allen